September 2, 2009
VIA EDGAR AND FACSIMILE
Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, NE
Washington, DC 20549
Re:	Farmers National Banc Corp. Form 10-K for the Fiscal Year Ended December 31, 2008 Form 10-Q for the Quarterly Period Ended June 30, 2009 File No. 000-12055
Dear Mr. Windsor:
This letter is in response to your letter dated August 20, 2009, regarding Farmers National Banc Corp.’s (the “Corporation”) Form 10-K for the fiscal year ended December 31, 2008 and the Form 10-Q for the period ended June 30, 2009. Your correspondence of August 20, 2009 was in response to our responsive letter dated July 13, 2009. In addition to the Corporation’s response, we have also included the Staff’s comments.
Form 10-K for the Fiscal Year Ended December 31, 2008
Item 11. Executive Compensation
Definitive Proxy Statement on Schedule 14A
Potential Payments Upon Termination or Change in Control, page 14
1.	We note your response to prior comment 5 that you will disclose all termination scenarios in the table in future filings. Please provide us with a draft of your proposed disclosure based upon a December 31, 2008 termination or change in control date.
Response: Attached as Exhibit A is a sample disclosure of the compensation due to termination. Please note that as of December 31 of each year, pursuant to the employment contract of each executive officer no vacation shall accrue to the executive officer. The Executive Incentive Compensation Plan is based upon calendar year results and therefore allocation of such compensation for each executive officer as of December 31 is the full year for such compensation plan. See Exhibit A.
This information shall be included in future filings of the Corporation requiring such disclosure regarding Executive Compensation.

Form 10-Q for the Quarterly Period Ended June 30, 2009
Part I — Item 4.Controls and Procedures
2.	Please file an amended Form 10-Q that includes the disclosure required by this item.
Response: An amended Form 10-Q was filed on August 28, 2009 which provided disclosure for Part I — Item 4. Controls and Procedures.
This information shall be included in future filings of the Corporation.
The Corporation acknowledges that:
•	the Corporation is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes in disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.
If you have any further comments or questions related to our response, please contact the undersigned. Thank you for your consideration.
Sincerely,
Farmers National Banc Corp.

By:	/s/ Carl D. Culp
Carl D. Culp, Chief Financial Officer

EXHIBIT A
Potential Payments upon Termination or Change in Control
     The Bank has entered into an employment agreement with each of the executive officers as described in the section above entitled “EMPLOYMENT CONTRACT OF EXECUTIVES”. See also the section “Deferred Compensation Agreements.”
     Under the employment agreement, if the executive’s employment is terminated by the Bank “without cause”, or by executive for “good cause” (as defined in the agreement) or if a change in control of the Corporation occurs and the executive is not offered a position that is substantially similar in terms of duties, responsibilities, pay and benefits, the executive shall receive (i) a lump sum payment payable within 30 days of termination equal to any unused vacation time, (ii) 72 bi-monthly severance installment payments equal to the greater of (A) the bi-monthly installment payment in executive’s Employment Agreement in effect as of the date hereof (* see below for payment amounts), or (B) 1/24 of his highest annual salary in effect within 12 months of termination, less appropriate withholdings and (iii) that amount earned for participation in the Executive Incentive Compensation Plan or other similar programs then in effect on a pro-rata basis for a portion of the incentive period preceding termination.
     Upon termination due to disability or death, executive’s estate will be entitled to a lump sum payment equal to any unused vacation time and that amount earned for participation in the Executive Incentive Compensation Plan or any other similar program then in effect on a pro-rata basis for the portion of the inventive period preceding death or disability.
     The following table lists the named executives and the estimated amounts they would have become entitled to receive upon termination or a change of control if such event had occurred on December 31, 2008.

				Bank terminates
		Bank terminates		executive’s
	Total	executive’s	Executive’s	employment without
	Compensation	employment for	employment is	cause
	prior to termination	cause or executive	terminated due to	or by executive for
	or a change in	terminates without	disability or death	good reason or upon
Name	control (1)	good reason (2)	(3)	change in control (4)
Frank L. Paden (5)	287,950	—	—	754,867
Carl D. Culp	164,373	—	—	445,863
Donald F. Lukas (5)	168,824	—	—	426,027
Mark L. Graham	133,797	—	—	365,864
John S. Gulas	102,470	—	—	540,345

(1)	See “Summary Compensation Table — Fiscal 2008 and Fiscal 2007” above.

(2)	If the Bank terminates any of the named Executive Officers for cause or executive terminates his employment without good reason, the Bank shall have no obligations to pay severance to the executive after the date of termination.

(3)	Unused vacation time at the time of disability or death and a pro-rata portion of his portion of the 2008 Executive Incentive Compensation Plan.

(4)	Total value is comprised of the following three sums:

Each of the executive officer’s unused vacation time is equal to $0.

72 bi-monthly installment payments of the following: Mr. Paden’s bi-monthly installment payment is equal to $9,942; Mr. Culp’s bi-monthly installment payment is equal to $5,867; Mr. Graham’s bi-monthly installment payment is equal is $4,821 and Mr. Gulas’ bi-monthly installment payment is equal to $7,292.

Mr. Paden’s pro-rata portion of the 2008 Executive Incentive Compensation Plan is equal to $39,043; Mr. Culp’s pro-rata portion of the 2008 Executive Incentive Compensation Plan is equal to $23,439; Mr. Graham’s pro-rata portion of the 2008 Executive Incentive Compensation Plan is equal to $18,752; and Mr. Gulas’ pro-rata portion of the 2008 Executive Incentive Compensation Plan is equal to $15,321.

Mr. Lukas’ change of control payment would be covered by his March 2001 Employment Agreement. It is equal to three times his salary of $134,196. Mr. Lukas’ pro-rata portion of the 2008 Executive Incentive Compensation Plan is equal to $23,439.

(5)	In addition to the compensation listed, upon retirement, Mr. Paden and Mr. Lukas are entitled to receive additional compensation pursuant to their respective Deferred Compensation Agreement. See “Deferred Compensation Agreements” above.
     Upon termination for any reason, each of the executive officers shall be subject to a one-year non-compete which shall prevent such individual from working for a competitor of the Corporation or the Bank unless such executive’s term of employment was not renewed.
     Upon termination for any reason, each of the executive officers shall be subject to a one-year non-solicitation of customers which shall prevent such individual from soliciting business from any customer or client of the Bank at the time of executive’s termination.
     Upon termination for any reason, each of the executive officers shall be subject to a two-year non-solicitation of employees which shall prevent such individual from employing, attempting to employ or soliciting for employment any individual who is employed by the Bank at the time of executive’s termination.
     The Compensation Committee of the Board of Directors has approved the terms of each of the executive’s officers employment contracts.